NORTH AMERICAN SCIENTIFIC

Moderator:  Mike Cutrer

February 26, 2004

12:00 pm CT

Operator:                       Good afternoon. My name is (Fayla) and I will be your conference facilitator today. At this time I would like to welcome everyone to the First Quarter Fiscal 2004 Earnings conference call. All lines have been placed on mute to prevent any background nose.

After the speakers’ remarks there will be a question and answer period. If you would like to ask a question during this time simply press star, then the number 1 on your telephone keypad. If you would like to withdraw your question press the pound key. Thank you.

Mr. Cutrer, you may begin your conference, sir.

Mike Cutrer:                  Thank you. Good morning to everyone on the call and thank you for joining us. I’m Mike Cutrer, President and CEO of North American Scientific. I’m joined here today by Erik Johnson, our Chief Accounting Officer and our Interim Chief Financial Officer as well as Dr. Allan Green, our Chief Technology Officer and John Manzetti, President and CEO of NOMOS Corporation.

Welcome to North American Scientific’s fiscal 2004 first quarter conference call. I’d like to extend a special welcome to anyone who’s a first time participant in our conference calls. And if you’re at a computer you can visit our Web site at www.nasi.net, click on investor center, then press releases and view a copy of the press release on our financial results that we issued this morning for the quarter ended January 31, 2004.

For the first quarter ended January of 2004 we reported net sales of $3.4 million, a 35% decrease over the $5.1 million reported for the first quarter of 2003. Net loss for the first quarter was $3.9 million or $0.38 per share compared with a net loss of $1 million or $0.10 per share for the prior year quarter.

The year-over-year decrease in sales is principally attributable to the transition during the prior year quarter from a third-party distribution relationship to direct sales of our Brachytherapy seed products.

In regards to our planned acquisition of NOMOS we announced in our press release this morning that despite both parties working diligently to meet the goal of closing the transaction in the first quarter of 2004, there has been a delay because of additional data including updated NOMOS audited financial data being required by the Securities and Exchange Commission.

While we do not feel the request for additional data from the SEC are significant in nature, the transaction is now expected to close sometime during the second calendar quarter of calendar 2004.

I want to assure you all that both parties remain committed to the transaction and integration efforts continue in order to maximize the synergies of the combined companies immediately following the close of the transaction.

Now I’ll be updating further in a moment on both Brachytherapy activities, Hynic-Annexin V development program as well as NOMOS. But first let’s have Erik Johnson review our financial highlights.

Erik Johnson:                Thank you, Mike. Before I begin I’d like to read the following statement. In connection with this conference call the company wishes to take advantage of the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995 with respect to statements that may be deemed to be forward-looking statements under the act.

Such forward-looking statements could include general or specific comments by company officials about future performance as well as certain responses to questions posed to company officials about future operating matters. The company wishes to caution participants in this call that numerous factors could cause actual results to differ materially from any forward-looking statements made by the company.

These factors include risk factors set forth in the company’s SEC filings. Any forward-looking statements made in this call speak only as of the date of this call and the company undertakes no obligation to revise or update any forward-looking statements whether as a result of new information, future results or otherwise.

Having said that let’s start off reviewing the results of operations for our first quarter and follow on with key balance sheet components as of January 31st, 2004.

As Mike mentioned, for the first quarter ended January 31st, 2004, the company reported net sales of $3.4 million, a 35% decrease over the $5.1 million reported in the first quarter of 2003. During the quarter Brachytherapy and non-therapeutic sales totaled approximately $2.5 million and $900,000 respectively.

Our net loss for the first quarter was approximately $3.9 million or $0.38 per share compared with a net loss of $1 million or $0.10 per share for the prior year quarter. In the first quarter ended January 31st, 2004, we engaged the accounting firm, KPMG, to begin the process of assisting the company in complying with Section 404 of the Sarbannes-Oxley Act which relates to documenting and evaluating controls over financial reporting.

While new rules issued just this week have delayed our required compliance with fiscal year ‘04 to fiscal year ‘05, nonetheless we are proceeding with our Section 404 compliance initiative. We anticipate that nearly all public companies will incur substantial costs associated with this Sarbannes-Oxley requirement.

Our first quarter gross margin was 44% compared to 64% for the prior year quarter. As we discussed in past conference calls, our gross margins are significantly impacted by our seed volume. Overall our average seed prices or ASPs have increased slightly year-over-year as we are now selling directly. However pricing pressure we think the market that we believe is due principally to unfavorable reimbursement rates that went into effect for 2003 negatively impacted our expected gross margins.

As Mike will further address, the reimbursement rates have changed again in 2004 though this time in favor of the Brachytherapy procedure and we anticipate the opportunity to see an increase in ASPs over the next several months.

In addition, gross margins have been impacted to a lesser degree by ancillary services that we have provided to our customers such as preloading needles and stranding (sic) seeds. As we said before, as our seed volume increases we expect significant increases in our gross margins.

Our selling expenses increased approximately $300,000 versus the prior year quarter due to the fact that we had only partially developed a sales force in the first quarter of fiscal 2003.

Our G&A expenses for the first quarter of ‘04 were $3.4 million versus $1.8 million in the year-ago quarter. The decrease is due primarily to the severance expense associated with the departure of Mr. (Eckerd) which was recognized completely in this quarter.

Eliminating this one time charge would have resulted in an increase of 34% in G&A expenses which was largely due to increases in accounting services and expenses associated with our ongoing NOMOS integration.

Research and development expenses for the first quarter of ‘04 totaled $1.4 million versus $2 million for the first quarter of ‘03. These expenses consist of ongoing research associated with our Hynic-Annexin V program. The decrease in R&D expenses is due in large part to the timing of manufacturing (unintelligible) and license payment. R&D expenses also tend to vary significantly due to the timing of clinical trial activity.

Interest and other income decreased $211,000 for the first three months of fiscal 2004 from $358,000 the first quarter ‘03 primarily due to the declining interest rates that reduced the effective deals on our investment portfolio in addition to a lower marketable securities balance over the past year.

Our balance sheet remains very strong. At the end of the quarter we had approximately $45 million in cash and marketable securities and we continue to remain debt-free.

Our net trade accounts receivable at the end of the quarter were $2.1 million versus $2.2 million in the corresponding quarter of last year. Stockholders’ equity at the end of the quarter totaled $53 million. Currently we have 10.3 million shares outstanding, all of the balance sheet accounts are in line with our expectations.

In the first quarter cash flow used in operations was $4.3 million and capital expenditures totaled approximately $250,00.

Now I’ll turn it back over to Mike.

Mike Cutrer:                  Thanks, (Eric). First I’d like to provide an update on our Hynic-Annexin V program. For any first time callers, Hynic-Annexin V is a nuclear medicine imaging agent product candidate that targets dying cells. It is under study to assess its efficacy in the early detection of tumor response to chemotherapy.

Enrollment in the Phase II trials for evaluation of patient response to chemotherapy continues in Europe and the U.S. In Europe we’ve recently opened clinical trial sites in Germany and the UK supplementing existing activity in Belgium and the Netherlands. We anticipate completing enrollment in the European Phase II trial this summer.

Alternative uses for Annexin imaging continue to be evaluated by the scientific community. A paper was recently published in the Journal Circulation demonstrating the potential value of Annexin imaging to identify vulnerable plaque in an animal model.

We will continue to generate data for the Annexin program in our existing clinical trials and evaluate other strategic opportunities related to the product’s development.

In regards to our Brachytherapy business, the end of our first fiscal quarter marked the one-year anniversary of our transition to a direct sales model. I’m proud of the efforts made by our sales and marketing team and we remain optimistic about the future based on the quality of our Brachytherapy products, the experience of our sales team, our outstanding customer service and favorable changes in reimbursement.

In January of this year the Medicare Prescription Drug Improvement and Modernization Act of 2003 went into effect. The Act provides for separate payment for Brachytherapy seeds and it also removes restrictive monetary caps on Brachytherapy seed reimbursement under Medicare’s Hospital Outpatient Perspective Payment System.

In 2003 reimbursement for the procedure was a flat rate with a single reimbursement provided for the implant procedure regardless of the number of Brachytherapy seeds used. We believe the reimbursement change will provide a proper incentive for hospitals and clinics to elect Brachytherapy for the treatment of prostate cancer. Separate reimbursement for Brachytherapy seeds is beneficial for patients and hospitals as well as for us and it creates a more rational marketplace for seed manufacturers.

These factors should fuel sales growth of Brachytherapy seeds and in addition, we look forward to adding the NOMOS product offerings geared for the oncology marketplace in coming quarters as we continue to offer more alternatives for radiation therapy.

Now let’s move the discussion to the status of the planned acquisition of NOMOS. As we mentioned earlier in this call, in October of 2003 the company announced the planned acquisition of NOMOS Corporation with an anticipated closing date in the first calendar quarter of 2004.

While both parties have worked diligently to meet this timeline, additional data including updated audited NOMOS financials are required by the SEC which is anticipated to delay the closing until next calendar quarter.

Again I would like to assure you all that there are no issues contributing to the delay other than the complexity inherent in the transaction. Both parties remain committed to the transaction and we’re working together closely to insure that integration efforts proceed effectively.

Now as a reminder, the NOMOS acquisition is intended to take better advantage of future growth opportunities through increased scale and potential cross-marketing synergies.

We also believe that it provides radiation therapists, oncology clinics and medical groups with a broader portfolio of radiation treatment products and services including North American Scientific’s Brachytherapy seeds and NOMOS’ BAT ultrasound device targeting system and related clinical equipment for the treatment of prostate cancer and NOMOS’ intensity modulated radiation therapy products for state-of-the-art external beam radiation treatment of solid tumors.

We also feel that combining our sales forces along with NOMOS’ international marketing presence will help our marketing resources in the future.

The transaction provides a significant integrated sales force. NOMOS is free cash flow positive so the transaction will not impair North American Scientific’s strong cash position. Those resources can be used for further business development in terms of research and development, sales and marketing and the pursuit of additional strategic opportunities.

NOMOS has notable strength in terms of its international presence, ongoing marketing opportunities and large installed customer base. The combined company will offer a multi-faceted platform for additional complementary growth incentives including acquisitions. We are confident that our strategies both on the clinical front and in connection with NOMOS will build significant long-term shareholder value.

So at this time I’d like to open the call to questions.

Operator:                       At this time I would like to remind everyone in order to ask a question please press star, then the number 1 on your telephone keypad. We’ll pause for just a moment to compile the Q&A roster.

Thank you, your first question comes from (Rob Burke).

(Rob Burke):                  Hi, good morning – good afternoon.

Mike Cutrer:                  Hi, (Rob Burke).

(Rob Burke):                  When we look at the two trials in Europe, the two different arms – the non-small cell and the small-cell - how many have been enrolled to-date and how many are left to go?

Mike Cutrer:                  Allan, you want to take that one?

Allan Green:                  Yes and good afternoon.

(Rob Burke):                  How are you, Dr. Green?

Allan Green:                  Just fine, thank you. You know, I think that we don’t specifically give out that information on an ongoing basis. I think as Mike said, we are pleased with the way enrollment is going at this point. We have added additional management in Europe to really work directly with the sites involved and we’re seeing results of that already.

(Rob Burke):                  What’s the harm in giving out that information?

Allan Green:                  Well on a daily basis it’s going to change and as you know, it changes. There’s no harm per se but it’s important that all information from these trials be handled in a way that is appropriate to the scientific intent of the study. And just as any information that we give out, generally we like to have peer reviewed.

I think that to give out bits of information out of context may not give the whole picture. It may (sic) some way misleading and it’s very difficult to draw conclusions for it. We like to do this in a way that comports with the (unintelligible).

I would tell you that we are pleased with the way it’s going and that there have been increase in the rates of enrollment by adding additional member space in Europe as Mike mentioned, the UK and Germany particularly. And by adding to management directly in Europe working with the sites I think we’re going to meet the goal Mike talked about of finishing the study in summer.

(Rob Burke):                  Well thank you.

Operator:                       Thank you. Your next question comes from (Chad Suggs).

(Chad Suggs):               Hi, good afternoon, guys.

Mike Cutrer:                  Hi, (Chad).

(Chad Suggs):               Can you talk a little bit about what you guys have been doing, you now, pre-acquisition with NOMOS in getting ready for that? And then maybe you could touch a little bit on post-acquisition plans. You know, (unintelligible) close the acquisition; what’s your strategy starting off, you know, post-acquisition?

Mike Cutrer:                  Sure. I can shed a little bit of light on that. As we mentioned in this call and in previous calls, we both are very anxious to get the transaction completed and are moving forward as if it is going to be completed. And so consequently we’ve put a lot of effort into the integration plan particularly with regard to the sales team and identifying those people that are part of that team, evaluating the best way to deploy those resources whether they’re territory managers or business development managers or product specialists.

And we’ve had a number of sales meeting already where territories have been, you know, reassessed and the customer bases have been evaluated and cross synergies between, you know, the two sales forces as far as relationships that each have that the other might not, have been discussed. And we’re looking to exploit those even in advance of the closing to the degree that we can.

We’ve also as far as post-acquisition, we believe that one of the things that makes a lot of sense is that the NOMOS name continues to have significant brand equity and while it hasn’t been determined completely at this point, that still is part of a branding exercise, but we believe that the radiation therapy division of North American Scientific will have that NOMOS brand attached to it so that we can leverage their extensive customer base and broad product offerings out there in the marketplace.

So other than the other normal finance integration and IT and those things are ongoing as we speak. And again, the real goal is to be able to hit the ground running day one from the sales and marketing perspective both domestically and internationally.

(Chad Suggs):               Okay. And how many reps would you have post-acquisition?

Mike Cutrer:                  We expect that we’ll have 22 people in the field and probably 2 of those will be zone managers managing Eastern United States and Western United States. But the rest will be – the majority will be territory managers and then we’ll also be supporting them with business development folks that are focused on national contracts, GPOs (sic), ambulatory surgery centers and then we’ve got product specialists that are really the experts in the various product lines – Brachytherapy, image guidance systems and IMRT.

(Chad Suggs):               Okay. You guys talked about regarding the Brachytherapy reimbursement, that you could see an improvement in pricing. Do you have a sense on to what extent, you know, how much improvement in pricing you could expect?

Mike Cutrer:                  No, it’s difficult to say and I think that it’s really kind of early to predict that. And with it going into effect in January, one of the things that we saw, if we looked at the sales sequentially quarter-over-quarter I think part of – while I’d hope that we could grow through the holiday season which is always a difficult time, I think we did see some impact there but on the reimbursement standpoint I think that possibly part of the slowdown was a result of waiting to see how that reimbursement was going to go into effect and if in fact the sites were going to be reimbursed as they believe they would.

So it probably took a little bit of time to see how that was going to unfold. But clearly the change that went into effect in January lists a restrictive capitated procedural price and allows now for reimbursement on a per seed basis regardless of how many seeds a patient needs.

(Chad Suggs):               Okay. And have you seen – what kind of volume have you seen from the partnership or the agreement with Cardinal Health? Have you begun to see any ramp up there?

Mike Cutrer:                  We have seen some. I think that the Cardinal agreement really continues to be kind of a work in process. Our relationships were with the individuals that were the Syncor arm prior to the acquisition. Those relationships are strong but Cardinal is a much larger organization and, you know, from an administrative standpoint it didn’t move with the speed that things could move with Syncor.

But I can tell you that it is moving forward and we hope to leverage the national account bases that Cardinal has as well as to utilize their delivery capabilities from the radiopharmacies for delivery and pick up of seeds and other products and also to be able to, you know, what we were doing is we are Cardinal’s authorized representative for manufacturing the Brachytherapy seeds.

We, under our agreement with them, have the ability to leverage their national accounts and they have the ability to include seeds as part of their product offering since we’re their authorized rep. So again we believe that it’s an important strategic alliance and we’ll continue to drive it and try to exploit it to a greater degree.

(Chad Suggs):               Okay. Then just two last real quick questions. (Eric), if you could just – I didn’t catch the reasons why the R&D spending was lower and then lastly just, you know, what the status is in your search for a new CFO.

(Eric Johnson:               Okay. In terms of R&D spending, in terms of prior year quarter, in fiscal year 2003 we spent a considerable amount of money on manufacturing materials, the Hynic and the-Annexin raw materials that were used in the clinical trials. So we typically do a manufacturing run once a year or once every six months or so, so it’s just really a timing issue with that and also a timing issue with certain license payments that we make. We have some third-party license looking (unintelligible), Intermed (sic) and so forth.

And then to a lesser degree it’s a timing of the clinical trials. You know, how many patients we have enrolled, how many patients are being imaged and monitored at any given moment in time.

(Chad Suggs):               Okay.

Mike Cutrer:                  And (Chad), on the issue of the CFO position, we’re actively searching for that individual and, you know, (Eric’s) doing a great job on an interim basis. We have interviews set up right now and it’s an active process. And we hope to get that position filled very soon.

(Chad Suggs):               Great.  Okay, thanks, guys.

Mike Cutrer:                  Thank you.

Operator:                       Thank you. Your next question comes from (Rob Burke).

(Rob Burke):                  Hi, I’m back. Can you remind us on the two different arms of the trial in Europe how many patients – when you say enrollment should be completed this summer? What’s the total patient count there implied in that statement?

Allan Green:                  Yes, this is Dr. Green speaking. You know, as we’ve mentioned before, the non-small cell study and the small-cell lung cancer study each have targeted about 120 subjects for enrollment. And we expect the completion of the non-small cell study about a quarter before the small-cell study because of the time at which they were started and the differing number of patients in the field. But that was the number.

(Rob Burke):                  Okay, so that’s completion by this summer implies pretty substantial progress in enrolling people in these trials.

Allan Green:                  I believe so. And I think that particularly with the non-small cell study which is started earlier and with the – there’s a certain amount of momentum now with enrollment; we’re very pleased. We continue to work to increase enrollment in both studies but particularly in the small-cell trial as well. And now are beginning to get some significant (unintelligible) as well.

Mike Cutrer:                  (Rob), could you perhaps just clarify that because the number of patients for a Phase III trial versus a Phase II trial is different. Could you just ask that question again for clarity’s sake?

(Rob Burke):                                                     The question is, when you say enrollment will be completed this summer?

Mike Cutrer:                  Yes.

(Rob Burke):                  I guess I assume this is enrollment for the Phase II?

Mike Cutrer:                  That’s correct.

(Rob Burke):                  And I just wanted to know, I just wanted to make sure I understood that that was 120 people in each trial. From my understanding when you all, I mean you used to give sort of estimates as to the number of people you’ve enrolled and, you know, the last sorts of numbers that I was remembering was about 15 so I just wanted to make sure we were taking about, you know, it was 120 patients in each trial.

Allan Green:                  I think we hope certainly with small-cell trial in order to get statistically significant data we’re certainly looking at getting over (unintelligible) in that study. And we certainly hope to have that by this summer.

(Rob Burke):                                                     Well, thank you.

Operator:                       At this time there are no further questions.

Mike Cutrer:                                                      All right. Well, thank you all for joining us again and we look forward to speaking with you next question if not sooner. Thank you.

Operator:                       Thank you. This concludes today’s conference call. You may now disconnect.

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